SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                     BUREAU OF ELECTRONIC PUBLISHING, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   12115P101
                                (CUSIP Number)

                                  Goida Wilk
                             377 Lange Leemstraat
                              Antwerpen, Belgium
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 15, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No. 12115P101        13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newark Sales Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Bahamas

                           7.       SOLE VOTING POWER

                                    128,000

                           8.       SHARED VOTING POWER

                                    N/A

                           9.       SOLE DISPOSITIVE POWER

                                    256,000

                           10.      SHARED DISPOSITIVE POWER

                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    256,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    6.02%

14.      TYPE OF REPORTING PERSON*

                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of Bureau of Electronic Publishing, Inc. (the "Company"). The address of the principal executive office of the Company is 619 Alexander Road, Princeton, New Jersey 08540.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Newark Sales Corporation ("NSC").

         (b) The business address for NSC is 102 Lange Herentalse Straat, Antwerpen, Belgium.

         (c) NSC's principal business is financial investments, which are conducted at the address above.

         (d) During the last five years, NSC has not been convicted in a criminal proceeding.

         (e) During the last five years, NSC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  NSC is organized under the laws of the Bahamas.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from internal working capital.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. NSC has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) NSC owns 128,000 shares of Common Stock and warrants to purchase an additional 128,000 shares of Common Stock. Assuming that the total number of shares of Common Stock is 4,126,148 and that all warrants reported herewith were exercised, NSC would own 6.02% of the total outstanding.

         (b) NSC has the sole power to vote and direct the disposition of the 128,000 shares of Common Stock it owns and the sole power to direct the disposition of the warrants.

         (c) Pursuant to a private placement, on July 15, 1996, NSC purchased from the Company 3.2 units ("Units") at $50,000 per Unit. Each Unit consists of

40,000 shares of Common Stock and warrants ("Warrants") to purchase an additional 40,000 shares of Common Stock at $2.00. The Warrants expire as follows: warrants to purchase 20,000 shares expire on the third anniversary of the date of issuance or, if earlier, on the date when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $5.00 for 20 consecutive trading days; warrants to purchase 20,000 shares expire on the third anniversary of the date of issuance or, if earlier, on the date when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $10.00 for 20 consecutive trading days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 1996

                                   NEWARK SALES CORPORATION


                                   By: /s/ Goida Wilk
                                       Goida Wilk, President